

August 14, 2018

Joseph R. Dively
Chairman, President and Chief Executive Officer
First Mid-Illinois Bancshares, Inc.
1421 Charleston Avenue
Mattoon, IL 61938

> **Re: First Mid-Illinois Bancshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 8, 2018**
> **File No. 333-226672**

Dear Mr. Dively:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services

cc: Victoria Pool, Esq.